Exhibit 4.1

AMENDMENT NO. 2

TO

RIGHTS AGREEMENT

Pursuant to Section 27 of the Rights Agreement, dated as of February 19, 1998, as amended as of January 2, 2004, between Choice Hotels International, Inc., a Delaware corporation (the “Company”), and SunTrust Bank, N.A. (the “Rights Agent”), clause (i) of Section 7 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

(i) the close of business on February 14, 2005 (the “Final Expiration Date”)